Exhibit 99.3

Top-10 North American Bank to Deploy NICE Process Enforcement Business Solution
in a 7-digit Deal to Improve Compliance of Over 25,000 Tellers across Hundreds of Branches

Ra’anana, Israel, December 07, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that a top-10 North American bank will be deploying the new NICE Process Enforcement business solution. The bank will be deploying the NICE solution in hundreds of its branches to enforce process adherence and ensure regulatory compliance of over 25,000 branch tellers. The solution will access information from multiple existing systems to provide real-time next-best-action and procedural guidance directly to the teller’s desktop to support chat, phone and branch face-to-face customer interactions.

This major North American bank had identified a number of recurring front-office errors that can lead to noncompliance and create back office rework. Avoiding such errors required real-time intervention to make sure that tellers are following the right process steps, saying the requisite disclaimers and filling out the correct bank forms when executing common banking transactions.

The bank was looking for a solution that would enable a large number of key improvements to front office processes and procedures, which are critical to ensuring compliance. The bank was also seeking a solution that could be deployed without the high cost and lengthy customization cycle that are normally associated with new enterprise-wide solution deployments.  An inability to address these needs in a timely manner would have resulted in unwanted and potentially excessive compliance exposure as well as profit losses and a negative impact on customer experience.

After an extensive evaluation, the NICE Process Enforcement solution was selected to help the bank deliver real-time next-best-action guidance directly to the tellers’ desktops. The solution was selected for its off-the shelf capabilities for integrating with the bank’s large number of existing, 3rd party and home-grown systems. Furthermore, it was selected for its advanced real-time capabilities and ability to be deployed without interfering with any of the bank’s underlying applications.

Udi Ziv, President of the Enterprise Group at NICE said, “In heavily regulated industries such as financial services, the burden of corporate responsibility requires organizations to not only design internal controls, policies and procedures but to also ensure that compliance programs are implemented effectively and efficiently. With fines for noncompliance potentially amounting to millions of dollars and damage that could be incurred to brand equity, it is critical to avoid front-office errors in real-time.”

“We are excited about introducing the NICE Process Enforcement business solution to address these needs. Through interactive, dynamic scripting workflow-guidance, it builds on our 25 years of domain expertise in supplying regulatory compliance solutions to the world’s leading financial institutions. It also reflects our continued commitment to innovation and to providing business solutions that address the most current market needs,” Mr. Ziv continued.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems mailto:galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems’ marks, please see: http://www.nice.com/nice-trademarks

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.